Exhibit 99.1

Draganfly Announces Closing of US$13.75 Million Public Offering

Saskatoon, SK., June 12, 2025 (GLOBE NEWSWIRE) -- Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), a drone solutions, and systems developer, today announced the closing of its previously announced public offering (the “Offering”) of 5,500,000 units, with each unit consisting of one common share and one warrant to purchase one common share. Each unit was sold at a public offering price of US$2.50, for gross proceeds of approximately US$13.75 million, before deducting placement agent discounts and offering expenses. The warrants have an exercise price of CA$5.0768 (or US$3.71) per share, are exercisable immediately and will expire five years following the date of issuance.

Maxim Group LLC acted as sole placement agent for the Offering.

Draganfly currently intends to use the net proceeds from the Offering for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

The Offering was made pursuant to an effective shelf registration statement on Form F-10, as amended, (File No. 333-271498) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on July 5, 2023 and the Company’s Canadian short form base shelf prospectus dated June 30, 2023 (the “Base Shelf Prospectus”). Draganfly offered and sold the securities in the United States only. No securities were offered or sold to Canadian purchasers.

A final prospectus supplement and accompanying Base Shelf Prospectus relating to the Offering and describing the terms thereof has been filed with the applicable securities commissions in the Canadian provinces of British Columbia, Saskatchewan and Ontario, and with the SEC in the United States and is available for free by visiting the Company’s profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC’s website at www.sec.gov, as applicable. Copies of the final prospectus supplements and accompanying Base Shelf Prospectus relating to the Offering may be obtained by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a pioneer in drone solutions, AI-driven software, and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

Media Contact

media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

Email: info@draganfly.com

Forward Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, statements regarding the intended use of proceeds of the Offering. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws. Investors are cautioned not to unduly rely on these forward-looking statements and are encouraged to read the Offering documents, as well as Draganfly’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.